SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

ALLAKOS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01671P100

(CUSIP Number)

John P. McKearn

101 S. Hanley Road, Suite 1850

St. Louis, MO 63105

(314) 726-6700

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01671P100	13D/A	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in row (13) is based on the 87,476,338 shares of common stock, par value $0.001 per share (“Common Stock”), of Allakos Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of November 7, 2023 on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 13, 2023.

CUSIP No. 01671P100	13D/A	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund II (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(2)

Represents shares of Common Stock owned by RiverVest Venture Fund II (Ohio), L.P., a Delaware limited partnership (“RiverVest II (Ohio)”). RiverVest Venture Partners II (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners II (Ohio)”), is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

(3)

Represents shares of Common Stock owned by RiverVest Venture Fund II, L.P., a Delaware limited partnership (“RiverVest II”), and shares of Common Stock owned by RiverVest II (Ohio). RiverVest Venture Partners II, L.P., a Delaware limited partnership (“RiverVest Partners II”), is the general partner of RiverVest II and the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(4)

Represents shares of Common Stock owned by RiverVest II and shares of Common Stock owned by RiverVest II (Ohio). RiverVest Venture Partners II, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners II, which is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

CUSIP No. 01671P100	13D/A	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund III (Ohio), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III (Ohio), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(5)

Represents shares of Common Stock owned by RiverVest Venture Fund III (Ohio), L.P., a Delaware limited partnership (“RiverVest III (Ohio)”). RiverVest Venture Partners III (Ohio), LLC, a Delaware limited liability company (“RiverVest Partners III (Ohio)”), is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

(6)

Represents shares of Common Stock owned by RiverVest Venture Fund III, L.P., a Delaware limited partnership (“RiverVest III”), and shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, L.P., a Delaware limited partnership (“RiverVest Partners III”), is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(7)

Represents shares of Common Stock owned by RiverVest III and shares of Common Stock owned by RiverVest III (Ohio). RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

CUSIP No. 01671P100	13D/A	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Fund II-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01671P100	13D/A	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 RiverVest Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(8)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(8)

Represents shares of Common Stock owned by 3x5 RiverVest Fund II, L.P., a Delaware limited partnership (“3x5 RiverVest II”), and shares of Common Stock owned by 3x5 RiverVest Fund II-B, L.P., a Delaware limited partnership (“3x5 RiverVest II-B”). 3x5 RiverVest Partners II, LLC, a Delaware limited liability company (“3x5 RiverVest Partners”), is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 15 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest 3x5 Managers II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

(9)

Represents shares of Common Stock owned by 3x5 RiverVest II and shares of Common Stock owned by 3x5 RiverVest II-B. RiverVest 3x5 Managers II, L.P., a Delaware limited partnership (“RiverVest 3x5 Managers”), is one of two members of 3x5 RiverVest Partners, which is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 16 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest 3x5 Managers II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(10)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0(10)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(10)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(10)

Represents shares of Common Stock owned by 3x5 RiverVest II and shares of Common Stock owned by 3x5 RiverVest II-B. RiverVest 3x5 Managers II, LLC, a Delaware limited liability company (“RiverVest 3x5 Managers II”), is the general partner of RiverVest 3x5 Managers, which is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 17 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) John P. McKearn, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,159(11)
	8	SHARED VOTING POWER 0(12)
	9	SOLE DISPOSITIVE POWER 108,159(11)
	10	SHARED DISPOSITIVE POWER 0(12)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,159
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON IN

(11)	Represents 108,159 shares of Common Stock held directly by Dr. McKearn.
(12)

Represents shares of Common Stock owned by RiverVest II, shares of Common Stock owned by RiverVest II (Ohio), shares of Common Stock owned by RiverVest III, shares of Common Stock owned by RiverVest III (Ohio), shares of Common Stock owned by 3x5 RiverVest II and shares of Common Stock owned by 3x5 RiverVest II-B.

Dr. McKearn is an authorized person of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 18 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Jay Schmelter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,610(13)
	8	SHARED VOTING POWER 0(14)
	9	SOLE DISPOSITIVE POWER 16,610(13)
	10	SHARED DISPOSITIVE POWER 0(14)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,610
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%(1)
14	TYPE OF REPORTING PERSON IN

(13)

Represents 11,766 shares of Common Stock held directly, 1,868 shares of Common Stock owned by RiverVest Venture Management LLC Profit Sharing Plan FBO Jay W. Schmelter, 1,488 shares of Common Stock owned by the Schmelter Family Trust dated 5/2/19 and 1,488 shares of Common Stock owned by the Schmelter Family Trust #2 dated 9/30/2019.

(14)

Represents shares of Common Stock owned by RiverVest II, shares of Common Stock owned by RiverVest II (Ohio), shares of Common Stock owned by RiverVest III, shares of Common Stock owned by RiverVest III (Ohio), shares of Common Stock owned by 3x5 RiverVest II and shares of Common Stock owned by 3x5 RiverVest II-B.

Mr. Schmelter is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 19 of 26 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Thomas C. Melzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,476(15)
	8	SHARED VOTING POWER 0(16)
	9	SOLE DISPOSITIVE POWER 21,476(15)
	10	SHARED DISPOSITIVE POWER 0(16)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%(1)
14	TYPE OF REPORTING PERSON IN

(15)	Includes 10,738 shares of Common Stock owned by the Thomas C. Melzer Revocable Trust dtd 4/4/2002 and 10,738 shares of Common Stock owned by Melzer Family Trust dated 11/9/2006.
(16)

Represents shares of Common Stock owned by RiverVest II, shares of Common Stock owned by RiverVest II (Ohio), shares of Common Stock owned by RiverVest III, shares of Common Stock owned by RiverVest III (Ohio), shares of Common Stock owned by 3x5 RiverVest II and shares of Common Stock owned by 3x5 RiverVest II-B.

Mr. Melzer is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 20 of 26 Pages

Schedule 13D/A

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the statement on Schedule 13D dated September 10, 2018, as amended on May 26, 2020, as further amended on January 8, 2021, as further amended on February 22, 2021 (the “Schedule 13D”). This Statement constitutes Amendment No. 4 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

The following table indicates sales effected during the preceding 60 days by RiverVest II, RiverVest II (Ohio), RiverVest III, RiverVest III (Ohio), 3x5 RiverVest II, 3x5 RiverVest II-B on January 16, 2024 through open market transactions:

Entity	Shares	Price Per Share
RiverVest Venture Fund II, L.P.	694,669	$1.1741
RiverVest Venture Fund II (Ohio), L.P.	188,685	$1.1741
RiverVest Venture Fund III, L.P.	2,341,594	$1.1741
RiverVest Venture Fund III (Ohio), L.P.	124,275	$1.1741
3x5 RiverVest Fund II, L.P.	1,483,103	$1.1741
3x5 RiverVest Fund II-B, L.P.	55,606	$1.1741

Item 4. Purpose of the Transaction.

No change.

CUSIP No. 01671P100	13D/A	Page 21 of 26 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
RiverVest Venture Fund II, L.P.	0	0	0	0	0	0	0%
RiverVest Venture Fund II (Ohio), L.P.	0	0	0	0	0	0	0%
RiverVest Venture Partners II (Ohio), LLC(1)	0	0	0	0	0	0	0%
RiverVest Venture Partners II, L.P.(2)	0	0	0	0	0	0	0%
RiverVest Venture Partners II, LLC(3)	0	0	0	0	0	0	0%
RiverVest Venture Fund III, L.P.	0	0	0	0	0	0	0%
RiverVest Venture Fund III (Ohio), L.P.	0	0	0	0	0	0	0%
RiverVest Venture Partners III (Ohio), LLC(4)	0	0	0	0	0	0	0%
RiverVest Venture Partners III, L.P.(5)	0	0	0	0	0	0	0%
RiverVest Venture Partners III, LLC(6)	0	0	0	0	0	0	0%
3x5 RiverVest Fund II, L.P.	0	0	0	0	0	0	0%
3x5 RiverVest Fund II-B, L.P.	0	0	0	0	0	0	0%
3x5 RiverVest Partners II, LLC(7)	0	0	0	0	0	0	0%
RiverVest 3x5 Managers II, L.P.(8)	0	0	0	0	0	0	0%
RiverVest 3x5 Managers II, LLC(9)	0	0	0	0	0	0	0%
John P. McKearn, Ph.D.(10)	108,159	108,159	0	108,159	0	108,159	0.1%
Jay Schmelter(11)	16,610	16,610	0	16,610	0	16,610	0.02%
Thomas C. Melzer(12)	21,476	21,476	0	21,476	0	21,476	0.03%

CUSIP No. 01671P100	13D/A	Page 22 of 26 Pages

(*)	Based on the 87,476,338 shares of Common Stock reported by the Issuer to be outstanding as of November 7, 2023 on the Issuer’s Form 10-Q, filed with the SEC on November 13, 2023.

(1)	RiverVest Partners II (Ohio), as the general partner of RiverVest II (Ohio), may be deemed to beneficially own the shares of Common Stock owned by RiverVest II (Ohio).

(2)

RiverVest Partners II is the general partner of RiverVest II and the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio), and as a result, may be deemed to beneficially own the shares of Common Stock owned by RiverVest II and the shares of Common Stock owned by RiverVest II (Ohio).

(3)

RiverVest Venture Partners II, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners II, which is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio), and as a result, may be deemed to beneficially own the shares of Common Stock owned by RiverVest II and the shares of Common Stock owned by RiverVest II (Ohio).

(4)	RiverVest Partners III (Ohio) is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the shares of Common Stock owned by RiverVest III (Ohio).

(5)

RiverVest Partners III is the general partner of RiverVest III and the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the shares of Common Stock owned by RiverVest III and the shares of Common Stock owned by RiverVest III (Ohio).

(6)

RiverVest Venture Partners III, LLC, a Delaware limited liability company, is the general partner of RiverVest Partners III, which is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio), and as a result, may be deemed to beneficially own the shares of Common Stock owned by RiverVest III and the shares of Common Stock owned by RiverVest III (Ohio).

(7)

3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest II and the shares of Common Stock owned by 3x5 RiverVest II-B.

(8)

RiverVest 3x5 Managers is one of two members of 3x5 RiverVest Partners, which is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest II and the shares of Common Stock owned by 3x5 RiverVest II-B.

(9)

RiverVest 3x5 Managers II is the general partner of RiverVest 3x5 Managers, which is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, RiverVest 3x5 Managers II may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest II and the shares of Common Stock owned by 3x5 RiverVest II-B.

(10)

Dr. McKearn is an authorized person of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the shares of Common Stock owned by RiverVest II and the shares of Common Stock owned by RiverVest II (Ohio).

Dr. McKearn is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Dr. McKearn may be deemed to beneficially own the shares of Common Stock owned by RiverVest III and the shares of Common Stock owned by RiverVest III (Ohio).

Dr. McKearn is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5

RiverVest II-B. As a result, Dr. McKearn may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest II and the shares of Common Stock owned by 3x5 RiverVest II-B.

CUSIP No. 01671P100	13D/A	Page 23 of 26 Pages

Represents 168,590 fully vested options granted to Dr. McKearn by the Issuer as reported by the Issuer on the Issuer’s Proxy Statement, filed with the SEC on April 20, 2023.

(11)

Mr. Schmelter is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the shares of Common Stock owned by RiverVest II and the shares of Common Stock owned by RiverVest II (Ohio).

Mr. Schmelter is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Schmelter may be deemed to beneficially own the shares of Common Stock owned by RiverVest III and the shares of Common Stock owned by RiverVest III (Ohio).

Mr. Schmelter is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Mr. Schmelter may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest II and the shares of Common Stock owned by 3x5 RiverVest II-B.

(12)

Mr. Melzer is a member of RiverVest Venture Partners II, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners II. RiverVest Partners II is (a) the general partner of RiverVest II and (b) the sole member of RiverVest Partners II (Ohio), which is the general partner of RiverVest II (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the shares of Common Stock owned by RiverVest II and the shares of Common Stock owned by RiverVest II (Ohio).

Mr. Melzer is a member of RiverVest Venture Partners III, LLC, a Delaware limited liability company, which is the general partner of RiverVest Partners III. RiverVest Partners III is (a) the general partner of RiverVest III and (b) the sole member of RiverVest Partners III (Ohio), which is the general partner of RiverVest III (Ohio). As a result, Mr. Melzer may be deemed to beneficially own the shares of Common Stock owned by RiverVest III and the shares of Common Stock owned by RiverVest III (Ohio).

Mr. Melzer is a member of RiverVest 3x5 Managers II, the general partner of RiverVest 3x5 Managers, which in turn is one of two members of 3x5 RiverVest Partners. 3x5 RiverVest Partners is the general partner of 3x5 RiverVest II and 3x5 RiverVest II-B. As a result, Mr. Melzer may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest II and the shares of Common Stock owned by 3x5 RiverVest II-B.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the shares of the Issuer’s Common Stock during the last 60 days.

(d) No change.

(e) The Reporting Persons ceased to own more than five percent of the outstanding Common Stock on January 16, 2024.

CUSIP No. 01671P100	13D/A	Page 24 of 26 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated September 10, 2018, by and among the Reporting Persons.*

*	Previously filed.

CUSIP No. 01671P100	13D/A	Page 25 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 1, 2024

RiverVest Venture Fund II, L.P.

By: RiverVest Venture Partners II, L.P.,
its general partner
By: RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II (Ohio), LLC

By: RiverVest Venture Partners II, L.P.,
its sole member
By: RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II, LLC

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Fund III (Ohio), L.P.

By: RiverVest Venture Partners III (Ohio), LLC,
its general partner
By: RiverVest Venture Partners III, L.P.,
its sole member
By: RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest Venture Fund II (Ohio), L.P.

By: RiverVest Venture Partners II (Ohio), LLC,
its general partner
By: RiverVest Venture Partners II, L.P.,
its sole member
By: RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Partners II L.P.

By: RiverVest Venture Partners II, LLC,
its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Authorized Person

RiverVest Venture Fund III, L.P.

By: RiverVest Venture Partners III, L.P.,
its general partner
By: RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest Venture Partners III (Ohio), LLC

By: RiverVest Venture Partners III, L.P.,
its sole member
By: RiverVest Venture Partners III, LLC,
its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

[Signature Page of Schedule 13D/A]

CUSIP No. 01671P100	13D/A	Page 26 of 26 Pages

RiverVest Venture Partners III, L.P.

By:	RiverVest Venture Partners III, LLC, its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Fund II, L.P.

By:	3x5 RiverVest Partners II, LLC, its general partner
By:	RiverVest 3x5 Managers II, L.P., its member
By:	RiverVest 3x5 Managers II, LLC, its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Partners II, LLC

By:	RiverVest 3x5 Managers II, L.P., its member
By:	RiverVest 3x5 Managers II, LLC, its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest 3x5 Managers II, LLC

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

/s/ Jay Schmelter
Jay Schmelter

RiverVest Venture Partners III, LLC

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

3x5 RiverVest Fund II-B, L.P.

By:	3x5 RiverVest Partners II, LLC, its general partner
By:	RiverVest 3x5 Managers II, L.P., its member
By:	RiverVest 3x5 Managers II, LLC, its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

RiverVest 3x5 Managers II, L.P.

By:	RiverVest 3x5 Managers II, LLC, its general partner

By:	/s/ John P. McKearn
Name: John P. McKearn, Ph.D.
Title: Member

/s/ John P. McKearn
John P. McKearn, Ph.D.

/s/ Thomas C. Melzer
Thomas C. Melzer

[Signature Page of Schedule 13D/A]